UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            Onsite Energy Corporation
                            -------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   68284P 10 8
                                   -----------
                                 (CUSIP Number)

                               Richard T. Sperberg
                            Onsite Energy Corporation
                       701 Palomar Airport Road, Suite 200
                               Carlsbad, CA 92009
                                 (760) 931-2400
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 26, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 10
CUSIP No.  68284P 10 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Richard T. Sperberg

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization US
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power   5,229,307  shares  of  Class  A Common
Shares                                    Stock (1)
Beneficially                              331,773 shares of Series C Convertible
Owned by                                  Preferred Stock
Each               -------------------------------------------------------------
Reporting          8. Shared Voting
Person                Power
With               -------------------------------------------------------------
                   9. Sole Dispositive    5,229,307  shares  of  Class  A Common
                      Power               Stock (1)
                                          331,773 shares of Series C Convertible
                                          Preferred Stock
                   -------------------------------------------------------------
                  10. Shared Dispositive
                      Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                        5,229,307 shares of Class A Common Stock(1)
                          331,773 shares of Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                          23.6% Class A Common Stock
                          51.1% Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------
-------------------------------
(1) Of these shares, 221,656 shares are held by Mr. Sperberg's minor son, and Mr. Sperberg is the custodian for such shares, and 351,892 shares are subject to that certain Agreement for Stock Purchase and Sale among Mr. Sperberg, Frank J. Mazanec and, formerly, Hector A. Esquer and William M. Gary. Also, includes 401,924 shares of Class A Common Stock that may be acquired within 60 days upon exercise of options and 43,750 shares of Class A Common Stock that may be acquired within 60 days upon exercise of a warrant.

                                                                    Page 3 of 10
CUSIP No.  68284P 10 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Paul E. Blevins

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization US
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power   1,304,499  shares  of  Class  A Common
Shares                                    Stock (2)
Beneficially                              229,596 shares of Series C Convertible
Owned by                                  Preferred Stock
Each               -------------------------------------------------------------
Reporting          8. Shared Voting
Person                Power
With               -------------------------------------------------------------
                   9. Sole Dispositive    1,304,499  shares  of  Class  A Common
                      Power               Stock (2)
                                          229,596 shares of Series C Convertible
                                          Preferred Stock
                   -------------------------------------------------------------
                  10. Shared Dispositive
                      Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,304,499 shares of Class A Common Stock(2)
                          229,596 shares of Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           6.0% Class A Common Stock
                          35.4% Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

----------------------------
(2) Includes 56,250 shares of Class A Common Stock that may be acquired within 60 days upon exercise of options.

                                                                    Page 4 of 10
CUSIP No.  68284P 10 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Gregory E. Maynard

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization US
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power    317,578  shares  of  Class  A  Common
Shares                                     Stock (3)
Beneficially                               56,497 shares of Series C Convertible
Owned by                                   Preferred Stock
Each               -------------------------------------------------------------
Reporting          8. Shared Voting
Person                Power
With               -------------------------------------------------------------
                   9. Sole Dispositive     317,578  shares  of  Class  A  Common
                      Power                Stock (3)
                                           56,497 shares of Series C Convertible
                                           Preferred Stock
                   -------------------------------------------------------------
                  10. Shared Dispositive
                      Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          317,578 shares of Class A Common Stock(3)
                           56,497 shares of Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           1.5% Class A Common Stock
                           8.7% Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

----------------------------
(3) Includes 15,000 shares of Class A Common Stock that may be acquired within 60 days upon exercise of options.

                                                                    Page 5 of 10
CUSIP No.  68284P 10 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.             Elizabeth T. Lowe

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization US
--------------------------------------------------------------------------------

Number of          7. Sole Voting Power    365,335  shares  of  Class  A  Common
Shares                                     Stock (4)
Beneficially                               31,254 shares of Series C Convertible
Owned by                                   Preferred Stock
Each               -------------------------------------------------------------
Reporting          8. Shared Voting
Person                Power
With               -------------------------------------------------------------
                   9. Sole Dispositive     365,335  shares  of  Class  A  Common
                      Power                Stock (4)
                                           31,254 shares of Series C Convertible
                                           Preferred Stock
                   -------------------------------------------------------------
                  10. Shared Dispositive
                      Power
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                          365,335 shares of Class A Common Stock(4)
                           31,254 shares of Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
                           1.7% Class A Common Stock
                           4.8% Series C Convertible Preferred Stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

----------------------------
(4) Includes 115,000 shares of Class A Common Stock that may be acquired within 60 days upon exercise of options and 32,500 shares of Class A Common Stock that may be acquired within 60 days upon exercise of a warrant.

ITEM 1. SECURITY AND ISSUER

     This statement relates to shares of Class A Common Stock, par value $0.001 (the "Common Stock"), and shares of Series C Convertible Preferred Stock (the "Series C Stock" and collectively with the Common Stock, the "Shares") of Onsite Energy Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Onsite Energy Corporation, 701 Palomar Airport Road, Suite 200, Carlsbad, CA 92009.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The persons filing this statement are Richard T. Sperberg, Paul E. Blevins, Gregory E. Maynard and Elizabeth T. Lowe (the "Reporting Persons").

     (b) The business address of Richard T. Sperberg, Paul E. Blevins and Gregory E. Maynard is c/o Onsite Energy Corporation, 701 Palomar Airport Road, Suite 200, Carlsbad, CA 92009.

          The business address of Elizabeth T. Lowe is c/o Onsite Energy Corporation, 2303 Camino Ramon, Suite 280, San Ramon, CA 94583.

     (c) Each of the Reporting Persons is an executive officer of the Issuer at the addresses listed above, holding positions as follows:

     Name                                  Title
     ----                                  -----
     Richard T. Sperberg                   President and Chief Executive Officer
     Paul E. Blevins                       Chief Financial Officer
     Gregory E. Maynard                    Vice President
     Elizabeth T. Lowe                     Vice President

     (d)  None.

     (e)  None.

     (f)  All of the Reporting Persons are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     All Shares were purchased with the Reporting Persons' personal funds.

ITEM 4. PURPOSE OF TRANSACTION

     The  Reporting  Persons  acquired  the Shares of the Issuer as described in
Item 5 below (i) for investment purposes, and (ii) to provide liquidity for an existing stockholder of the Issuer.

     The Issuer has also filed a Form 15 to deregister its Class A Common Stock, and to suspend its duty to file reports required by Section 13(a) under the Securities Exchange Act of 1934, as amended. It is expected that, as a result of the deregistration of the Common Stock and suspension of the duty to file reports required by Section 13(a), the Common Stock will cease to be quoted on the Over the Counter Bulletin Board.

     The Reporting Persons will continue to evaluate his or her ownership and voting position in the Issuer and may consider future courses of action. The Reporting Persons, subject to and depending upon availability of prices he or she deems favorable, may purchase additional Shares from time to time in the open market or in privately negotiated transactions. Although it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of the Shares held by them in the open market or in privately negotiated transactions, depending upon market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As a group, the Reporting Persons beneficially own 7,216,719 shares of Common Stock or 32.7% of the outstanding shares of Common Stock, including 664,424 shares of Common Stock underlying options and warrants exercisable within 60 days, and 649,120 shares of Series C Stock or 100% of the outstanding shares of Series C Stock.

     Mr. Sperberg beneficially owns 5,229,307 shares of Common Stock or 23.6% of the outstanding shares of Common Stock, including 401,924 shares of Common Stock underlying options exercisable within 60 days and 43,750 shares of Common Stock underlying a warrant exercisable within 60 days, and 331,773 shares of Series C Stock or 51.1% of the outstanding shares of Series C Stock.

     Mr. Blevins beneficially owns 1,304,499 shares of Common Stock or 6.0% of the outstanding shares of Common Stock, including 56,250 shares of Common Stock underlying options exercisable within 60 days, and 229,596 shares of Series C Stock or 35.4% of the outstanding shares of Series C Stock.

     Mr. Maynard beneficially owns 317,578 shares of Common Stock or 1.5% of the outstanding shares of Common Stock, including 15,000 shares of Common Stock underlying options exercisable within 60 days, and 56,497 shares of Series C Stock or 8.7% of the outstanding shares of Series C Stock.

     Ms. Lowe beneficially owns 365,335 shares of Common Stock or 1.7% of the outstanding shares of Common Stock, including 115,000 shares of Common Stock underlying options exercisable within 60 days and 32,500 shares of Common Stock underlying a warrant exercisable within 60 days, and 31,254 shares of Series C Stock or 4.8% of the outstanding shares of Series C Stock.

     (b) Mr. Sperberg has sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of 5,229,307 shares of Common Stock and 331,773 shares of Series C Stock.(1)

     Mr. Blevins has sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of 1,304,499 shares of Common Stock and 229,596 shares of Series C Stock.(2)

     Mr. Maynard has sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of 317,578 shares of Common Stock and 56,497 shares of Series C Stock.(3)

     Ms. Lowe has sole power to (i) vote or to direct the vote, and (ii) dispose or to direct the disposition of 365,335 shares of Common Stock and 31,254 shares of Series C Stock.(4)

     (c) The Reporting Persons acquired an aggregate of 3,174,265 shares of the Issuer's Common Stock and 649,120 shares of the Issuer's Series C Stock pursuant to a Stock Purchase Agreement with Westar Industries, Inc., dated June 26, 2003 (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit A, and any description hereof is qualified in its entirety by reference thereto. The purchase price per share attributed to the Common Stock was $0.0204, and the purchase price per share attributed to the Series C Stock was $0.1021. The aggregate purchase price agreed upon for the transaction was $135,000.00.

     In connection with the Purchase Agreement, the Reporting Persons entered into a Stock Distribution Agreement, dated May 31, 2003 (the "Distribution
Agreement"), pursuant to which, the Purchasers agreed to distribute the aggregate shares of Common Stock and Series C Stock acquired by the Reporting Persons pursuant to the Purchase Agreement as follows:


     ------------------------------------ ---------------------------------- ----------------------------------
                    Party                      Shares of Common Stock            Shares of Series C Stock
     ------------------------------------ ---------------------------------- ----------------------------------

         Richard T. Sperberg                         1,622,403                               331,773
         Paul E. Blevins                             1,122,749                               229,596
         Gregory E. Maynard                            276,278                                56,497
         Elizabeth T. Lowe                             152,835                                31,254

     ------------------------------------ ---------------------------------- ----------------------------------
               Total Shares                          3,174,265                               649,120
     ------------------------------------ ---------------------------------- ----------------------------------

The Distribution Agreement is attached hereto as Exhibit B, and any description hereof is qualified in its entirety by reference thereto.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the acquisition of the Shares and pursuant to the Distribution Agreement, the Reporting Persons were assigned and transferred certain demand and piggyback registration rights and pre-emptive rights appurtenant to the Shares (collectively, the "Special Rights"). Mr. Blevins, Mr. Maynard and Ms. Lowe appointed Mr. Sperberg as their agent and attorney-in-fact with respect to the Special Rights contained within the Shares purchased. Thus, Mr. Sperberg may, in his sole discretion, on behalf of himself, Mr. Blevins, Mr. Maynard and Ms. Lowe (a) exercise any Special Rights; (b) eliminate or give up any Special Rights; and/or (c) reduce, amend, convert, revise or change any of the Special Rights with the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A. Stock Purchase Agreement by and between Westar Industries, Inc. and Richard T. Sperberg, Paul E. Blevins, Gregory E. Maynard and Elizabeth T. Lowe, dated June 26, 2003.

     Exhibit B. Stock Distribution Agreement by and among Richard T. Sperberg, Paul E. Blevins, Gregory E. Maynard and Elizabeth T. Lowe, dated May 31, 2003.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2003                          /s/ Richard T. Sperberg
                                              ----------------------------------
                                              Richard T. Sperberg, an individual


Dated:  July 7, 2003                          /s/ Paul E. Blevins
                                              ----------------------------------
                                              Paul E. Blevins, an individual


Dated:  July 7, 2003                          /s/ Gregory E. Maynard
                                              ----------------------------------
                                              Gregory E. Maynard, an individual


Dated:  July 8, 2003                          /s/ Elizabeth T. Lowe
                                              ----------------------------------
                                              Elizabeth T. Lowe, an individual